Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2006
	2001	2002	2003	2004	2005
Fixed charges:
Interest expense on indebtedness	$—	$251	$780	$878	$661	$714
Amortization of debt issuance costs / warrants	—	79	102	127	123	191
Interest expense on portion of rent expense representative of interest	77	647	1,591	1,433	1,426	948
Preferred stock dividends	—	—	—	—	—	—

Total fixed charges	$77	$977	$2,473	$2,438	$2,210	$1,853

Earnings (loss):
Net income (loss) before provision for income taxes, minority interest and cumulative effect of change in accounting principle	$(2,924)	$(19,626)	$(33,850)	$(34,088)	$(36,369)	$(23,024)
Fixed charges per above	77	977	2,473	2,438	2,210	1,853

Total earnings (loss)	$(2,847)	$(18,649)	$(31,377)	$(31,650)	$(34,159)	$(21,171)

Deficiency of earnings to fixed charges	(36.97)	(19.09)	(12.69)	(12.98)	(15.46)	(11.43)

Coverage deficiency	$(2,924)	$(19,626)	$(33,850)	$(34,088)	$(36,369)	$(23,024)